

# Chris Wright, Ph.D. · 2nd

Work & Healthcare Technology Entrepreneur - Executive

Tulsa Metropolitan Area · 500+ connections · **Contact info**

 **Reliant**

**University of Tulsa**

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## Experience



### Co-Founder

Reliant

Feb 2000 – Present · 20 yrs 10 mos

Reliant is a talent management software company providing learning, performance and succession management solutions to high compliance industries including restaurant, energy, manufactuing, gas retail, gaming and healthcare.

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### Partner

FortySix Venture Capital LLC

Jun 2020 – Present · 6 mos

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### Partner

Medefy Health

Jan 2017 – Present · 3 yrs 11 mos

Tulsa, Oklahoma

Medefy is a healthcare technology company revolutionizing communication and engagement in healthcare by connecting employees with low-cost, high quality health care.

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### Partner



**MeIn3**
Aug 2019 – Present · 1 yr 4 mos

The current recruting and hiring process is broken. Candidates hate it and feel dehumanized. Recruiters want a faster and more meaningful way to screen candidates. MeIn3 is an online video platform that connects job seekers and employers. MeIn3 isn't rocket science, it's social science and taps into the psychology behind people's unique relationship with techr ...**see mor**



**Adjunct Faculty Member**
University of Tulsa
Aug 2001 – Present · 19 yrs 4 mos

Teaching undergraduate and graduate course work in I/O psychology and Business.

**Show 1 more experience** ∨

# Education



**University of Tulsa**
Ph.D., I/O Psychology
1996 – 2000



**University of Tulsa**
MA, I/O Psychology
1994 – 1995



**University of Tulsa**
BA, Psychology
1990 – 1994

# Skills & endorsements

**Leadership Development** · 99+

 Endorsed by **Jean M Kelley, and 15 others who are highly skilled at this**

 Endorsed by **6 of Chris' colleagues at Re Talent Management Solutions**

**Talent Management** · 84

 Endorsed by **William Tincup and 1 other who is highly skilled at this**

### Performance Management · 68

 Endorsed by **James Killian, Ph.D. and 4 others who are highly skilled at this**

 Endorsed by **2 of Chris' colleagues at Re Talent Management Solutions**

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